Exhibit (d)(6)

June 20, 2010

To: FERTITTA GROUP, INC.

Gentlemen:

Reference is made to (i) the Agreement and Plan of Merger, dated as of November 3, 2009, as amended by the First Amendment to Agreement and Plan of Merger, dated as of May 23, 2010 (collectively, the “Agreement”), among Fertitta Group, Inc., a Delaware corporation (“Parent”), Fertitta Merger Co., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Landry’s Restaurants, Inc., a Delaware corporation (the “Company”), and Tilman J. Fertitta (“Fertitta”), for certain limited purposes, as amended by the Second Amendment to Agreement and Plan of Merger, dated as of the date hereof (the “Second Amendment”), among Parent, Merger Sub, the Company and Fertitta, for certain limited purposes, and (ii) the letter agreement, dated November 3, 2009, as amended as of May 23, 2010 (collectively, the “Equity Commitment Lettter”), between Parent and Fertitta relating to the contribution by Fertitta to Parent of certain cash and share amounts in connection with the transactions contemplated by the Agreement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Agreement or the Equity Commitment Letter, as applicable.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent and Fertitta hereby agree to amend the Equity Commitment Letter as follows (such amendment, this “Equity Commitment Second Amendment”):

1. All references to the Agreement in the Equity Commitment Letter, as amended by this Equity Commitment Second Amendment, are hereby amended to refer to the Agreement, as amended by the Second Amendment.

2. Clause (2) of the second paragraph of the Equity Commitment Letter is hereby amended by deleting such clause in its entirety and replacing it with the following:

“(2) I will contribute or cause to be contributed to Parent the 8,894,155 shares of common stock, par value $0.01 per share, of the Company (“Common Stock”) that I own as of the date hereof, the aggregate amount of which, based on a value of $24.50 per share, will be equal to $217,906,797.50, and any additional shares that I may hereafter acquire prior to the Effective Time pursuant to the exercise of options to purchase shares of Common Stock outstanding as of the date of the Agreement (the “Rollover Stock”) (such amount, the “Stock Rollover Commitment Amount” and, together with the Cash Commitment Amount, the “Commitment Amount”); and”

3. This Equity Commitment Second Amendment, and any disputes hereunder, shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard the conflict of laws principles thereof.

4. This Equity Commitment Second Amendment may be executed in counterparts and by facsimile, each of which, when so executed, shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

5. Except as set forth herein, the terms and provisions of the Equity Commitment Letter will remain in full force and effect in accordance with their terms.

Very truly yours,
/s/ Tilman J. Fertitta
TILMAN J. FERTITTA

Accepted and Agreed to

as of the date written above

FERTITTA GROUP, INC.

By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	Chief Executive Officer and President